UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	000-30869

Stratos International, Inc.

(Exact name of registrant as specified in its charter)

7444 West Wilson Avenue, Chicago, Illinois, 60706, (708) 867-9600

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock ($.01 par value)

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒

Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐

Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐

Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐

		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:	One (1)

(1)	Upon the effectiveness of the merger of a wholly owned subsidiary of Emerson Network Power Connectivity Solutions, Inc. (“Emerson”) with and into the Registrant on July 12, 2007, all of the Registrant’s common stock that is covered by this Form 15 that was issued and outstanding immediately prior to the effectiveness of the merger was converted into the right to receive cash, and none of those securities remain outstanding. Emerson is the sole holder of the securities of Stratos International, Inc. following the merger, which securities are not registered under the Securities Exchange Act of 1934.

     Pursuant to the requirements of the Securities Exchange Act of 1934 Stratos International, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Stratos International, Inc.
Date:	July 23, 2007	By:	/s/ Barry Hollingsworth

		Name:	Barry Hollingsworth
		Title:	Chief Financial Officer